Exhibit 99.3

Navios Maritime Holdings Inc. Declares Quarterly Dividend of $54.6875 per Share on Its Series G Preferred Stock; Quarterly Dividend of $53.90625 per Share on Its Series H Preferred Stock

MONACO — (Marketwired) — 12/16/14 — Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE: NM) announced today that the Company has declared quarterly dividend on Its Series G and Series H Preferred Stock.

Quarterly Dividend on Series G Preferred Stock

The Company has declared a cash dividend of $54.6875 per share on its 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred Stock”), equivalent to a cash dividend of $0.546875 per American Depositary Share, for the period from October 15, 2014 to January 14, 2015. The dividend will be paid on January 15, 2015 to holders of record as ofJanuary 8, 2015. The American Depositary Shares are listed on the New York Stock Exchange under the symbol “NMPrG.”

Quarterly Dividend on Series H Preferred Stock

Navios Holdings also announced that it has declared a cash dividend of $53.90625 per share on its 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H Preferred Stock”), equivalent to a cash dividend of $0.5390625 per American Depositary Share, for the period from October 15, 2014 to January 14, 2015. The dividend will be paid on January 15, 2015 to holders of record as of January 8, 2015. The American Depositary Shares are listed on the New York Stock Exchange under the symbol “NMPrH.”

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ subsidiaries. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings, including market conditions. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

Source: Navios Maritime Holdings Inc.